PRESS RELEASE
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FINAL RELEASE -FOR IMMEDIATE DISTRIBUTION

                Navios Maritime Holdings Inc. Announces Favorable
                -------------------------------------------------
                             Long-Term Time Charter
                             ----------------------

        - Company Sees Beneficial New Charter Contracts From Strong Rate
                                  Environment -

PIRAEUS, GREECE, September 25, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, announced today that it has secured a favorable time charter contract for one of its vessels. As a result,
Navios has extended the coverage of its Long Term Fleet to 98.9% for 2006, 62.7%
for 2007 and 28.2% for 2008.

The time charter is for the Navios Hios, which has been fixed for two years at daily rates creating approximately $14.0 million of EBITDA over the charter period. The details of this vessel and the related charter is set forth below.

-------------------- ---------------- ---------- ---------- ------------- -------------- --------------------------
VESSEL               TYPE             BUILT       DWT        CHARTER       PERIOD (2)     CHARTER OUT
                                                             REVENUE                      EFFECTIVE DATE
                                                             DAILY
                                                             RATE (1)
-------------------- ---------------- ---------- ---------- ------------- -------------- --------------------------

Navios Hios          Handymax         2003       55,180     $24,035       2 years        11/15/2006
-------------------- ---------------- ---------- ---------- ------------- -------------- --------------------------

(1)   Time Charter Revenue Rate per day net of commissions.
(2)   Charter agreements includes a redelivery time range of 2 to 3 months

In addition, as previously announced, the Company exercised the purchase option on the Navios Star, a 76,662 dwt panamax built in 2002 in Imabari, Japan. The
Navios Star has a purchase price of approximately $19.5 million and a current market value estimated at $44.5 million. The Company expects to take delivery in early December 2006.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk,
Connecticut and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Common Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com
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